JCDecaux


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DEC 1 4 2006
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82-34631

Neuilly-sur-Seine, December 12th, 2006

File ~~82-5247~~
Issuer : JCDecaux SA
Country : France

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Re : Disclosure Materials provided by JCDecaux SA pursuant to Rule 12g3-2(b)

PROCESSED
DEC 2 2 2006
THOMSON FINANCIAL

Ladies and Gentlemen,

Please find attached, in relation to JCDecaux SA :

- A press release dated November 6, 2006 regarding to Albert Asseraf appointed Strategy, Marketing & Research director of JCDecaux Airport and JCDecaux Artvertising for France;
- A press release dated November 7, 2006 in relation to JCDecaux winning the contract for bus and tramway shelters awarded by the Communauté d'Agglomération Nice Côte d'Azur;
- A press release dated November 15, 2006 regarding JCDecaux : advertising contract renewed with seven of the main Portuguese airports;
- A press release dated November 16, 2006 regarding new appointments at JCDecaux : Managing Director "Produits" in France, CEO Asia and President of the Japanese subsidiary ;
- A press release November 20, 2006 in relation to JCDecaux creating the position of CEO Middle East, Africa, Eastern Europe and Central Asia;
- A press release dated November 21, 2006 in relation to JCDecaux renewing 7 street furniture contracts in the provinces ;
- A press release dated November 22, 2006 in relation to JCDecaux organizing its 1st online auction for the benefit of the Telethon : 3 advertising panels on the Champs-Elysées up for auction;
- A press release dated November 22, 2006 in relation to MCDecaux winning the advertising bus shelter contract for Osaka, the 3rd largest city in Japan.

JCDecaux SA is providing these documents to you pursuant to its obligations under Rule 12g3-2(b).

Please do not hesitate to contact me, by e-mail, danylouise.richet@jcdecaux.fr or by telephone 33 1 30 79 49 07, should you have any questions or comments regarding the format and/or content of the enclosed materials.

Very truly yours.

Dany L Richet

Dany Louise Richet
Legal Affairs
Head of the Stock Market / Company Law Department
Enc.

12/21

JCDecaux

FILE 82-5247

Albert Asseraf is appointed Strategy, Marketing & Research Director of JCDecaux Airport and JCDecaux Artvertising for France

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Paris, November 6, 2006 – Albert Asseraf has been appointed Strategy, Marketing & Research Director of JCDecaux Airport and JCDecaux Artvertising for France.

Reporting directly to Jean-Charles Decaux, Chairman of the Executive Board and co-CEO of JCDecaux SA, he has been a member of the French Management Committee since 2004 in his capacity as Strategy, Marketing and Research Director of JCDecaux Street Furniture and the Avenir Billboard activities in France. He has now also been put in charge of JCDecaux Airport and JCDecaux Artvertising (event-based advertising) for France in order to develop synergies between these four brands in terms of product offerings, research and the definition of marketing strategies.

After obtaining a Master's Degree in Information Science & Technology, Albert Asseraf (45) began his career in 1985 with Comecon, an outdoor advertising consultancy firm. He continued his career within Carat Comecon Affichage where he was appointed Director of Studies & Tools in 1990. He became General Manager of Carat Expert Affichage in 1993 and subsequently, in 2001, General Manager of Carat Expert Affichage et Médias Locaux. Since 1994, he has also been giving courses in Marketing, Advertising and Media in the Business Communication Training & Research Unit of the University of Paris XIII.

Albert Asseraf is also a member of the Board of Directors of the IREP (Institute of Advertising Research & Studies), a member of the Executive and Scientific Committees of the Affimétrie audience metrics organization, a member of the Board of Directors of the CESP audience measurement association, and a member of CESP's Billboard College.

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

FILE 82-5247

JCDecaux wins the contract for bus and tramway shelters awarded by the *Communauté d'Agglomération Nice Côte d'Azur*

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Paris, November 7, 2006 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific, and the number two worldwide, has been awarded a 15-year contract covering the bus and tramway shelters of the *Communauté d'Agglomération Nice Côte d'Azur* (CANCA) following a competitive public tender. The contract covers an urban community of 24 municipalities, including Nice and the French Riviera, and reaches a total of 500,000 inhabitants.

The contract, which was renewed and extended, covers a total of 500 advertising bus shelters and 166 advertising tramway shelters (confirmed and optional shelters included). All these street furniture items have been designed by the Australian designer Philip Cox, and represent a total of approximately 1,100 2m² advertising panels.

JCDecaux has also been awarded the contracts for Aix-en-Provence, Cannes and Marseilles in 2006. The contract for the *Communauté d'Agglomération Nice Côte d'Azur* further consolidates the strength of the JCDecaux networks in the Provence Alpes Côte d'Azur region in the south of France.

Commenting on the contract renewal, **Jean-Charles Decaux, Chairman of the Executive Board of JCDecaux and Co-CEO**, said: *"In choosing us once again, the Communauté d'Agglomération de Nice Côte d'Azur and its 24 municipalities further acknowledge JCDecaux's active commitment to quality and innovation. By offering municipalities throughout France a choice of street furniture that meets their needs and caters for the changes in their public transport policies, specifically the adoption of tramway networks, we are helping to improve the life of their inhabitants."*

Key Figures for the Group JCDecaux:

- 2005 revenues: €1,745.2M, Q3 2006 revenues: €1,382.1M
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices. JCDecaux has entered the Interbrand rankings in 23rd position, with a brand value of €1.03 billion.
- N°1 worldwide in street furniture (318,000 advertising panels)
- N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)
- N°1 in Europe for billboards (200,000 advertising panels)
- N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)
- 725,000 advertising panels in 48 countries
- Present in over 3,400 cities with over 10,000 inhabitants
- 7,900 employees

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378,281.27 euros - RCS 307 570 747 Nanterre - FR 44307570747

JCDecaux

FILE 82-5247

JCDecaux: advertising contract renewed with seven of the main Portuguese airports

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Paris, November 15, 2006 - JCDecaux (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region, and number two worldwide, announces that Aeroportos de Portugal (ANA), the authority responsible for managing the Lisbon, Porto, Faro, Ponta Delgada, Horta, Santa Maria and Flores airports, has renewed the exclusive advertising contract held by JCDecaux Airport for the advertising panels displayed both within and outside these seven airports until December 2012.

The decision to renew this contract represents further recognition of the expertise developed by JCDecaux Airport which, by constantly innovating and creating tailor-made solutions, has guaranteed excellent visibility for advertisements displayed to the 20 million domestic and international passengers using these airports (2005 figures). The effectiveness of its solutions is confirmed by quarterly surveys which show that 70% of the passengers, visitors and employees in the airports memorise both the products and the advertisers.

Carlos Gutierres, ANA's Director of Special Projects, said: *"It is very satisfying, after six years of working with JCDecaux Airport, to witness the fantastic development of the advertising in these airports, including, the installation of high quality displays, the use of new technologies, and the adoption of a particularly efficient marketing strategy. In the years to come, the development of Lisbon airport and the rapid growth of the new Sá Carneiro airport are new challenges that we will capitalise on with JCDecaux Airport"*

Jean-Charles Decaux, Chairman of the Executive Board of JCDecaux and Co-CEO, made the following statement: *"By choosing us once again, ANA recognises the expertise and professionalism of JCDecaux, the number one specialist in airport advertising responsible for managing seven of the ten largest airport platforms worldwide. It is the strength of our international sales network, our innovative ability and our uncompromising attitude towards quality that makes JCDecaux the only player capable of accompanying these seven airports in their development policy."*

Key Figures for the JCDecaux Group:

- *2005 revenues: €1,745.2m, Q3 2006 revenues: €1,382.1M*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices.*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in over 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378,284.27 euros - # RCS: 307 570 747 Nanterre - FR 44307570747

JCDecaux

FILE 82-5247

New appointments at JCDecaux: Managing Director "Produits" in France, CEO Asia and President of the Japanese subsidiary

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Paris, November 16, 2006 - JCDecaux announces one new appointment in France and two appointments in Asia:

Jean-Michel Geffroy has been appointed Managing Director "Produits" of JCDecaux Mobilier Urbain and Avenir in France effective April 1, 2007, when Roger Petrignani, the current Managing Director "Produits" will retire from the Group. Reporting directly to Jean-Charles Decaux, Chairman of the Executive Board and co-CEO of JCDecaux, he is a member of the France Management Committee.

Jean-Michel Geffroy (46) is a graduate of the Arts et Métiers school of engineering and the ESSEC business school. He began his career in 1989 with Photo-Me International where he held various positions in sales, marketing and operations. In 1997, he moved to JCDecaux to assume responsibility as Regional Director for the Western Ile de France region. In 1998, he was appointed Manager for South-East Asia, a position based in Singapore, before being promoted in 2000 to the position of CEO Asia.

Emmanuel Bastide has been promoted to the position of CEO Asia, effective January 1, 2007, to replace Jean-Michel Geffroy. Based in Singapore, he will report to Jean-Charles Decaux, Chairman of the Executive Board and co-CEO of JCDecaux.

Emmanuel Bastide (38) is a graduate of the Ecole des Mines de Paris (ENSMP) school of engineering. He began his career as a Works Engineer for Saur in 1994 before joining JCDecaux in 1998 as Deputy Regional Director for the Eastern Ile de France region. In 1999, he was appointed Development Director for Northern Asia (excluding Japan), a position based in Hong Kong. Promoted in 2001 to the position of Senior Vice-President of MCDecaux in Japan (a joint venture between JCDecaux SA and Mitsubishi Corporation of which JCDecaux owns 60%), he became President of this company in 2002.

Thomas Guédron has been appointed President of MCDecaux, to replace Emmanuel Bastide, effective December 1, 2006. Based in Tokyo, he will report to Emmanuel Bastide.

A graduate of the INP-Grenoble school of engineering and INSEAD graduate business school, Thomas Guédron (34) joined JCDecaux in 1998 as an assistant to the International Technical Director. In 1998, he became Technical Director, Asia, based in Singapore, before being appointed, in 2001, President of IPDecaux, a JCDecaux subsidiary in South Korea. In 2005, he was appointed Development Director of JCDecaux Asia, based in Singapore.

Communications Department

Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department

Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3 378,284.27 euros - # RCS: 307 570 747 Nanterre - FR 44307570747

JCDecaux

FILE 82-5247

JCDecaux creates the position of CEO Middle East, Africa, Eastern Europe and Central Asia

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Paris, November 20, 2006 – In order to speed up its development in the Middle East as well as in Africa, Eastern Europe and Central Asia, JCDecaux is creating two new positions, namely: CEO Middle East, Africa, Eastern Europe and Central Asia, and Business Development Manager, Middle East and North Africa.

Emmanuel Russel has been appointed CEO Middle East, Africa, Eastern Europe and Central Asia, effective November 20, 2006. He reports to Jean-Charles Decaux, Chairman of the Executive Board and co-CEO of JCDecaux, for the Middle East and Africa zone, and to Jean-François Decaux, co-CEO, for the Eastern Europe and Central Asia zone.

Emmanuel Russel (43) is a graduate of the HEC business school and holds a DESCF higher diploma in accounting and finance. He began his career with Arthur Andersen in 1987. In 1990, he joined the Pernod Ricard Group and became Administrative & Financial Director of Pernod Ricard Europe in 1997. He moved to JCDecaux in 2000 to take up the position of Director of Acquisitions & Internal Audit, and was promoted to Director of Business Development & Financing in 2003.

Alexandre Roubaud has been promoted to the position of Business Development Manager, Middle East and North Africa, effective November 20, 2006. He will report to Emmanuel Russel and be based in Dubai.

Alexandre Roubaud (26) is a graduate of the EDHEC business school (*Ecole des Hautes Etudes Commerciales du Nord*). He began his career as a mergers & acquisitions analyst working for Banque Lazard in 2003 before joining JCDecaux in 2005 as a Financial Controller responsible for the UK, Ireland, the Netherlands, Scandinavia and Australia.

Communications Department
Press Relations
Agathe Albertini
Tel.: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

General Finance Department
Investor Relations
Alexandre Hamain
Tel.: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited company with an Executive Board and Supervisory Board
Registered capital [illegible]

JCDecaux

FILE 82-5247

JCDecaux renews 7 Street Furniture contracts in the provinces

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Paris, November 21, 2006 - JCDecaux (Euronext Paris: DEC), the number one outdoor advertising company in Europe and in the Asia-Pacific region, and number two worldwide, has renewed, within the framework of public tender competitions, seven street furniture contracts in the French provinces over the past few months. The towns and cities concerned by these agreements represent an aggregate population of almost 340,000 inhabitants.

These contracts concern a total of 1,000 $2m^2$ advertising panels and 200 $8m^2$ advertising panels. The municipalities that have chosen JCDecaux are: Béziers, Cagnes-sur-Mer, Carcassonne, Compiègne, Forbach, Périgueux and Wasquehal. The street furniture items installed are either JCDecaux designs (Trafic, Millenium, Forum and Prestige) or creations designed by Lord Norman Foster.

When these renewed contracts were announced, **Jean-Charles Decaux, Chairman of the Executive Board of JCDecaux and Co-CEO**, made the following statement: *"By choosing us once again, these municipalities further strengthen JCDecaux in its active commitment to quality and innovation in the area of Street Furniture. These contract also reinforce our front-ranking position in outdoor advertising in France, and enable us to optimize our advertising networks in our drive to satisfy the expectations of our customers as fully as possible."*

Key Figures for the JCDecaux Group:

- *2005 revenues: €1,745.2m, first half 2006 revenues: €945.8M*
- *JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices.*
- *N°1 worldwide in street furniture (318,000 advertising panels)*
- *N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)*
- *N°1 in Europe for billboards (200,000 advertising panels)*
- *N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)*
- *725,000 advertising panels in 48 countries*
- *Present in over 3,400 cities with over 10,000 inhabitants*
- *7,900 employees*

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr

JCDecaux

FILE 82-5247

JCDecaux is organizing its 1st online auction for the benefit of the Telethon: 3 advertising panels on the Champs-Elysées up for auction

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Paris, November 22, 2006 - JCDecaux, a partner of the French Muscular Dystrophy Association since 2002, is organizing its 1st online auction for the benefit of the Telethon. On this occasion, the company will accept bids for three of its most highly prestigious advertising panels on the Champs-Elysées in Paris.

Open to all interested companies, this online auction will run from 10 o'clock a.m. to 6 o'clock p.m. on Tuesday December 5.

All companies that have previously registered on www.jcdecaux.com will be able to take part in this auction sale whose proceeds will be donated to the Telethon.

The company with the highest bid at 6 o'clock p.m. on December 5 will be attributed three advertising panels on the following street furniture items:
- A bus shelter at 60, avenue des Champs-Elysées,
- A 2m² Citylight free-standing information panel at 74, avenue des Champs-Elysées,
- An 8m² scrolling backlit panel at 116, avenue des Champs-Elysées.

The company that wins the auction will pay the full amount of its bid to the French Muscular Dystrophy Association.

At the end of the auction, JCDecaux will display, from 6 o'clock p.m. Friday, December 8, 2006, to 9 o'clock a.m. Sunday, December 10, a visual on the three dedicated panels that includes the logo of the company placing the highest bid along with the following text "[logo of the company] offers this advertising space to the Telethon [logo of the Telethon] ». (Cf. photo enclosed)

Timetable of the online auction organized by JCDecaux on www.jcdecaux.com:

- Registration for the auction: from November 22 to December 4
- Date of the auction (only accessible to previously registered companies): December 5, starting at 10 o'clock a.m.
- End of the auction: December 5, at 6 o'clock p.m.

All the details are available at www.jcdecaux.com.
Contact: Corporate Communications: 33-1 30 79 35 38

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited company [illegible]
Registered capital [illegible]

MCDecaux wins the advertising bus shelter contract for Osaka, the 3rd largest city in Japan

Out of Home Media

Argentina
Australia
Austria
Belgium
Bosnia
Brazil
Bulgaria
Canada
Chile
China
Croatia
Czech Republic
Denmark
Estonia
Finland
France
Germany
Hungary
Iceland
India
Ireland
Italy
Japan
Korea
Latvia
Lithuania
Luxembourg
Malaysia
Mexico
Netherlands
Norway
Poland
Portugal
Russia
Serbia & Montenegro
Singapore
Slovakia
Slovenia
Spain
Sweden
Switzerland
Thailand
Turkey
United Kingdom
United States
Uruguay
Uzbekistan
Ukraine

Paris, November 30, 2006 - JCDecaux SA (Euronext Paris: DEC), the number one outdoor advertising company in Europe and Asia-Pacific, and the number two worldwide, announced today that MCDecaux (a joint venture between JCDecaux SA and Mitsubishi Corporation, 60% held by JCDecaux), has been awarded the contract for Osaka's advertising bus shelters following a public tender. MCDecaux submitted a proposal for 500 shelters representing a total of 900 advertising panels for a period of 20 years.

Osaka, which is Japan's 3rd largest city with more than 2.6 million inhabitants, is the capital of Kansaï, the country's second most important economic region.

With 5 bus shelters planned for installation in the very near future, the first six months will be devoted – in accordance with the usual practice in Japan – to a presentation of the concept of advertising bus shelters to Osaka residents and to a survey of their reactions. If the approval ratings are positive, the contract will be confirmed.

It was following the same citizens' consultation process and positive approval ratings from more than 70% of the population that the contracts for Yokohama (Japan's 2nd largest city with 3.5m inhabitants), Nagoya (4th largest city with 2.2m inhabitants), Kobe (6th largest city with 1.5m inhabitants) and Okayama (19th largest city with 0.6m inhabitants) were confirmed. In these four cities, the bus shelter installation plan is currently undergoing full-scale deployment.

MCDecaux is also the largest operator of shopping center advertising in Japan, managing more than 100 shopping centers on behalf of the 2 largest retailers, Aeon Group and Ito Yokado, and reaching almost 50 million consumers every month.

Jean-Charles Decaux, Chairman of the Executive Board of JCDecaux and Co-CEO, made the following comment: *"We are delighted by this win and the confidence that the City of Osaka has shown in us and the bus shelter advertising concept that MCDecaux has introduced to Japan.*
This new contract will accelerate our rate of growth in the world's second largest advertising market where 11.5% of the €39bn spent on advertising is on Outdoor."

JCDecaux SA
United Kingdom: 991 Great West Road, Brentford - Middlesex TW8 9DN - Tel.: +44 (0) 208 326 7777
Head Office: 17, rue Soyer - 92200 Neuilly-sur-Seine - France - Tel.: +33 (0)1 30 79 79 79
www.jcdecaux.com

A public limited corporation with an Executive Board and Supervisory Board
Registered capital of 3,378 294.27 euros - # RCS: 307 570 747 Nanterre - FR 44307570747

JCDecaux

FILE 82-5247

Key Figures for the Group JCDecaux:

- 2005 revenues: €1,745.2M, Q3 2006 revenues: €1,382.1M
- JCDecaux is listed on the Eurolist of the Euronext Paris stock exchange, and is part of the Euronext 100 and FTSE4Good indices. JCDecaux has entered the Interbrand rankings in 23rd position, with a brand value of €1.03 billion.
- N°1 worldwide in street furniture (318,000 advertising panels)
- N°1 worldwide in airport advertising with 153 airports and more than 300 transport contracts in metros, buses, tramways and trains (207,000 advertising panels)
- N°1 in Europe for billboards (200,000 advertising panels)
- N°1 in outdoor advertising in China (79,000 advertising panels in 20 different cities)
- 725,000 advertising panels in 48 countries
- Present in over 3,400 cities with over 10,000 inhabitants
- 7,900 employees

Communications Department
Press Relations
Agathe Albertini
Tel: +33 (0)1 30 79 34 99
Fax: +33 (0)1 30 79 75 39
agathe.albertini@jcdecaux.fr

Finance Department
Investor Relations
Alexandre Hamain
Tel: +33 (0)1 30 79 79 93
Fax: +33 (0)1 30 79 77 91
alexandre.hamain@jcdecaux.fr